July 25, 2018

Brian Kinion
Chief Financial Officer
Upwork Inc.
441 Logue Avenue
Mountain View, California 94043

       Re: Upwork Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Filed July 11, 2018
           CIK No. 0001627475

Dear Mr. Kinion:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1, Amendment No. 1

"As a result of becoming a public company...", page 37

1. We have read your response and revision related to comment 6 in our letter dated June 29,
       2018. As previously requested, please disclose the number of qualified accounting employees you had during the periods impacted by the material weakness, as well as the additional accounting employees that you estimate are required. Please explain your basis for your statement that the material weakness did not impact your accounting for business combinations.
 Brian Kinion
FirstName LastNameBrian Kinion
Upwork Inc.
Comapany NameUpwork Inc.
July 25, 2018
July 25, 2018 Page 2
Page 2
FirstName LastName
Management's Discussion and Analysis, page 61

2. We note your response to comment 1 in our letter dated June 29, 2018 . Please disclose any relevant metrics that you use to track your retention rate with respect to freelancers and explain any material variances. In this regard, we note the disclosure on page 7 about the impact of recurring platform use by freelancers on your revenue growth.
3. Please expand your revised disclosure on page 71 to also quantify the number of projects that generated revenue in 2016 vs. 2017 so that readers can assess the extent to which this variance impacted your growth in revenue and GSV. In this regard, we note the disclosure on page 61 that there were 1.8 million projects in 2017. Also, please quantify the 2017 increase in payment processing and administrative fee income so that readers can understand the impact that this revenue source had on your marketplace revenue variance.
         We note the $3.6 million increase in payment processing fee expenses disclosed on page
         72. Revise also the revenue source disclosures on page F-39 to distinguish between the service fees received from freelancers and the payment processing and administrative fees received from clients. See ASC 280-10-50-40.
Client Spend Retention, page 65

4. Based on your response to comment 7 in our letter dated June 29, 2018, it appears that there may be a significant disparity between your reported 99% "Client Spend Retention"
         and the actual percentage of clients retained. Absent clarifying disclosure, there is a concern that readers could mis-interpret the intended use of this metric. Please provide the previously requested disclosures as well as the basis for your conclusion that this metric is more meaningful than the actual percentage of clients retained year to year.
Note 4, page F-21

5. Please explain to us how you applied your interim and annual goodwill impairment accounting policy in 2016. Page 15 states that you incurred losses consistently since the merger and it appears that there may have been a significant decline in the estimated fair value of your equity securities as reported by a mutual fund. We also note the 2015 and
         2016 decline in client spend retention reported on page 65. In order for us to understand your analysis, please quantify your revenues, loss from operations, and operating cash flow for each 2015 and 2016 quarter. Address whether the post-merger results materially differed from any financial projections you relied on when negotiating the $147m purchase price for Elance. Provide any calculations done to estimate the fair value of the reporting unit.
6. Please clarify your response concerning the $147m purchase price calculation by quantifying the assumed fair value per share of the Elance and oDesk securities exchanged in the merger. Provide also the share price and transaction volume of any Elance and
         oDesk securities issued for cash within the 18 months prior to consummation of the merger. Please explain any material disparities in valuation.
 Brian Kinion
Upwork Inc.
July 25, 2018
Page 3
7. We note your response to comment 11 in our letter dated June 29, 2018. It remains unclear why the purchase price allocated to user relationships was disproportionately small relative to the amount assigned to goodwill, which is currently your largest asset. In this regard, it appears that the primary value acquired in the acquisition was the Elance user relationships given that their platform was abandoned a year later. Please provide us with the KPMG valuation report cited in your response. Please also provide us with a copy of the merger agreement including any schedules or attachments that identify and describe the assets acquired in the merger. The basis for significant estimates and assumptions should be clearly described as previously requested. For example, explain the basis for your growth rate assumptions and explain the disparity between your attrition rate assumption and the 99%--105% 2013 client spend retention measures disclosed on page 65. Explain the operating expense, sales and marketing expense, and research and development assumptions and address the extent to which those assumptions deviated from the corresponding amounts actually incurred prior to the merger. Clearly explain how the contributory asset charges were calculated and show how actual historical operating results support the reasonableness of your assumptions. Describe the business reasons that supported management's decision to pay $147m for Elance if the acquired user relationships were only worth $18m.
       You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Staff
Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.


FirstName LastNameBrian Kinion
                                                               Division of
Corporation Finance
Comapany NameUpwork Inc.
                                                               Office of
Manufacturing and
July 25, 2018 Page 3                                           Construction
FirstName LastName